[Letterhead of Security Life]

May 5, 2000

VIA EDGARLINK

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.   20549

RE:        Security Life of Denver Insurance Company
           Security Life of Denver Separate Account L1
           File No. 33-74190

Dear Commissioners:

On behalf of Security Life of Denver Insurance Company, (the "Company") and its Separate Account L1 (the "Account"), we are requesting a withdrawal of an incorrectly filed post-effective amendment (the "Amendment") pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933.

The Amendment was filed electronically with the Securities and Exchange Commission on April 26, 2000 via EDGARLINK; the accession number was 0001001980-00-000007. It was filed under CIK 0000917677 and the form type was 485(b). Due to an inadvertent clerical error, the Amendment was filed under an incorrect CCC (and CIK) number. (The post-effective amendment was subsequently correctly filed.)

If you have any questions, please contact the undersigned at 303.860.2591.

Sincerely,

/s/ Anna M. Kautzman

Anna M. Kautzman
Associate General Counsel

cc:        Cindy Rose
               Office of Insurance Products
               Division of Investment Management
           Kimberly J. Smith, Esq.